EXHIBIT (f)

Description of Queensland and

Queensland Treasury Corporation.

FORWARD-LOOKING STATEMENTS

This exhibit contains forward-looking statements. Statements that are not historical facts, including statements about the Queensland Treasury Corporation’s (the “Corporation” or “QTC”) and the State of Queensland’s (the “State” or “Queensland”) beliefs and expectations, are forward-looking statements. These statements are based on current plans, budgets, estimates and projections and therefore you should not place undue reliance on them. The words “believe”, “may”, “will”, “should”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “forecast” and similar words are intended to identify forward-looking statements. Forward-looking statements speak only as of the date they are made, and neither the Corporation nor the State undertake any obligation to update publicly any of them in light of new information or future events.

Forward-looking statements are based on current plans, estimates and projections and, therefore, undue reliance should not be placed on them. Although the Corporation and the State believe that the beliefs and expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such beliefs and expectations will prove to have been correct. Forward-looking statements involve inherent risks and uncertainties. We caution you that actual results may differ materially from those contained in any forward-looking statements.

A number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. Factors that could cause the actual outcomes to differ materially from those expressed or implied in forward-looking statements include:

•	the international and Australian economies, and in particular the rates of growth (or contraction) of the State’s major trading partners;

•	the effects, both internationally and in Australia, of any subsequent economic downturn, as well as the effect of ongoing economic, banking and sovereign debt risk;

•	the effect of the ongoing novel coronavirus (COVID-19) pandemic;

•	increases or decreases in international and Australian domestic interest rates;

•	changes in and increased volatility in currency exchange rates;

•	changes in the State’s domestic consumption;

•	changes in the State’s labor force participation and productivity;

•	downgrades in the credit ratings of the State or Australia;

•	changes in the rate of inflation in the State;

•	changes in environmental and other regulation; and

•	changes in the distribution of revenue from the Commonwealth of Australia Government to the State.

(f)-1

QUEENSLAND TREASURY CORPORATION

In 1982, the State established the Queensland Government Development Authority as a corporation sole constituted by the Under Treasurer pursuant to the Statutory Bodies Financial Arrangements Act 1982 to act as a central borrowing authority for the State of Queensland. The powers of that statutory body were expanded in 1988 and the name changed to Queensland Treasury Corporation pursuant to the Queensland Treasury Corporation Act 1988 (the “Act”).

Under the Act, the Corporation has as its statutory objectives:

(a)	to act as a financial institution for the benefit of and the provision of financial resources and services to statutory bodies (as defined in the Act) and the State;

(b)	to enhance the financial position of the Corporation, other statutory bodies and the State; and

(c)	to enter into and perform financial and other arrangements that in the opinion of the Corporation have as their objective:

(i)	the advancement of the financial interests of the State;

(ii)	the development of the State or any part thereof; or

(iii)	the benefit of persons or classes of persons resident in or having or likely to have an association with Queensland.

In furtherance of these objectives, the Act also provides that the Corporation has the following functions:

(a)	to borrow, raise or otherwise obtain financial accommodation in Australia or elsewhere for itself, statutory bodies or other persons;

(b)	to advance money or otherwise make financial accommodation available;

(c)	to act as a central borrowing and capital raising authority for the statutory bodies of the State;

(d)	to act as agent for statutory bodies in negotiating, entering into and performing financial arrangements;

(e)	to provide a medium for the investment of funds of the Treasurer of the State, statutory bodies or any other persons; and

(f)	to manage or cause to be managed the Corporation’s financial rights and obligations.

As at June 30, 2020, the Corporation had assets totaling A$149.626 billion and liabilities totaling A$149.099 billion (compared to total assets of A$139.549 billion and total liabilities of A$139.039 billion as at June 30, 2019). QTC has two reporting segments. The Capital Markets Operations segment is responsible for providing debt funding, liability management, cash management and financial risk management advice to its public sector clients, while the Long Term Assets segment holds a portfolio of assets which are held to fund the superannuation and other long-term obligations of the State.

The Capital Markets Operations segment had assets totaling A$123.409 billion and liabilities totaling A$122.882 billion as at June 30, 2020 (compared to assets of A$110.203 billion and liabilities of A$109.693 billion as at June 30, 2019). In relation to the Long Term Assets segment, assets totaled A$26.217 billion and liabilities totaled A$26.217 billion as at June 30, 2020 (compared to assets of A$29.346 billion and liabilities of A$29.346 billion as at June 30, 2019).

(f)-2

The financial statements of the Corporation are comprised of the Statement of Comprehensive Income, Balance Sheet, Statement of Changes in Equity, Statement of Cash Flows and Notes to and forming part of the Financial Statements.

Organization of Queensland Treasury Corporation

The Queensland Treasury Corporation Capital Markets Board (the “Board”) was established under section 10 of the Act to determine and implement ongoing strategies for capital market operations.

The present Under Treasurer of the State of Queensland is Ms. Rachel Hunter.

The powers, functions and duties of the Under Treasurer (save for those relating to the Long Term Assets segment – see below) have been delegated to the Board. Members of the Board are appointed by the Governor in Council of the State and are not employees of the Corporation. The current Chairman of the Board is Mr. Gerard Bradley.

The Chief Executive of the Corporation is Philip Noble. The senior management structure includes four Managing Directors covering Funding and Markets, Clients, Finance, Data and Compliance and Corporate Services and Chief Risk Officer.

The business address of the Corporation and the Board is Level 31, 111 Eagle Street, Brisbane, Queensland.

Borrowing and Lending Activities of the Issuer

With respect to borrowings, the Corporation raises funds in domestic and international capital markets primarily for on-lending to State bodies, which include statutory bodies and authorities, government departments, government owned corporations and local governments (“Government Bodies” or “clients”).

At June 30, 2020, the total borrowings of the Corporation were A$99.350 billion. This amount included debt issued under overseas funding programs equivalent to A$2.439 billion based on the prevailing rates of exchange at June 30, 2020. All foreign currency borrowings are fully hedged back to Australian dollars by way of cross currency swaps and exchange contracts. The Capital Market Operations segment recorded a profit after tax of A$66.9 million for the year ended June 30, 2020 compared to A$125.9 million for the year ended June 30, 2019.

The repayment of principal and the payment of interest on all A$ Bonds (which, for purposes of the Act and certain other purposes, have been and are identified as “Inscribed Stock”) issued by the Corporation under the domestic A$ Bond program is unconditionally guaranteed by the Treasurer on behalf of the Government of Queensland pursuant to section 32 of the Act. In relation to all other liabilities of the Corporation, section 33 of the Act provides that the Treasurer on behalf of the Government of Queensland may guarantee with the approval of the Governor in Council the performance of the Corporation’s obligations under any financial arrangements entered into by the Corporation. Pursuant to this provision, all offshore bond, medium-term note and commercial paper programs and issuances undertaken by the Corporation have been guaranteed by the Treasurer. Furthermore, all amounts lawfully payable by the Corporation to its counterparties under relevant ISDA arrangements are guaranteed by the Treasurer pursuant to a deed of guarantee issued under section 33 of the Act.

The Corporation’s borrowing and lending functions are separated. This separation is with a view to the Corporation borrowing in the markets in an orderly manner and, at the same time, reduces the likely negative impact on the Corporation’s interest rates of borrowing large amounts to meet funding requirements when funds are required by clients.

(f)-3

Surplus borrowings are held to manage the Corporation’s refinancing risk, clients’ interest rate risk, and to manage the Corporation’s liquidity risk. To ensure the Corporation has high levels of liquidity, these surpluses are held in funding pools with highly liquid investments being made with high quality credit counterparties.

As at June 30, 2020, the market value of the Corporation’s onlendings to its clients totaled A$98.334 billion of which A$28.686 billion was to government owned corporations.

Long Term Assets of the Issuer

QTC holds a portfolio of assets that were transferred to QTC by the Queensland Government under an administrative arrangement. These assets are the investments of QTC’s Long Term Assets segment and were accumulated to fund superannuation and other long-term obligations of the State (the “Long Term Assets”), such as insurance. In return, QTC issued to the State fixed rate notes, which has resulted in the State receiving a fixed rate of return on the notes, while QTC bears the impact of fluctuations in the value and returns on the asset portfolio.

The State Investment Advisory Board (“SIAB”), formerly the Long Term Asset Advisory Board (“LTAAB”), is responsible for oversight of the Long Term Assets which do not form part of QTC’s day-to-day capital markets operations. The Long Term Assets are held in unit trusts managed by QIC Limited (“QIC”).

The market value of assets held under this arrangement as at June 30, 2020 totaled A$26.217 billion, which matched the market value of the financial liabilities of A$26.217 billion.

Under section 15 of the Act, profits made by the Corporation shall accrue to the benefit of the State’s Consolidated Fund and any losses shall be the responsibility of the State’s Consolidated Fund.

Enterprise wide Risk Management

The Corporation has an established Enterprise wide Risk Management framework including Enterprise wide Risk Management policies and procedures. As part of this Enterprise wide Risk Management framework, the Corporation continues to monitor and manage its risks through identification of both material and non-material risks. Material risks are those risks that have the potential to materially affect the achievement of the Corporation’s objectives. Material risks include the risk that the Corporation cannot access funding to meet debt servicing obligations and client borrowing requirements. This risk has the potential to significantly impact the Corporation’s ability to fulfill its obligations under its funding programs and facilities.

To offset the risks associated with the Corporation’s inability to access suitable funding markets when required, it holds significant levels of high quality liquid assets (HQLA), which can be readily liquidated if required. Included in these HQLA assets are funds held on account of the Corporation borrowing in advance of requirement to fund both the redemption of maturing debt and to fund the Corporation’s clients’ projected debt financing requirements.

While the Corporation is not subject to the Bank of International Settlements, Basel II and Basel III accords, the Corporation and its Board consider relevant aspects of these accords. As a result, the Corporation has in place a comprehensive and strict set of policies to manage liquidity, market and credit risk.

(f)-4

QUEENSLAND

General

The State of Queensland has the second largest land area of the six Australian States and the largest habitable area. It occupies the north-eastern quarter of the Commonwealth of Australia (“Australia” or the “Commonwealth”), covering 1.7 million square kilometers, stretching from the sub-tropical and densely populated southeast to the tropical, sparsely populated Cape York Peninsula in the north. The State’s geography and climate are suitable for the production of a wide variety of agricultural products, the most important being meat, grains, sugar and cotton. In addition, the State has extensive deposits of minerals and gasses (including large reserves of coal and one of the world’s largest known bauxite deposits), a diverse industrial base, well developed ports and transportation systems and an educated workforce. A land transportation network of approximately 10,000 kilometers of railway lines and 184,000 kilometers of roads supports the development of the State’s resources.

Queensland is the third most populous state in Australia with a population of around 5.2 million persons, or 20.1% of Australia’s population, as at March 2020. As at June 30, 2019, 72.5% of Queensland’s population lives in South-East Queensland, an area with mild climate and a developed industrial base. The remainder of the State’s population is spread quite widely, making Queensland’s population the most dispersed of the Australian states.

Brisbane, the capital of Queensland, with its surrounding metropolitan area, has approximately 2.5 million residents. There are nine other population centers in Queensland with over 50,000 residents.

Government of Queensland

The Commonwealth was formed as a federal union on January 1, 1901, when the six British colonies of New South Wales, Victoria, Queensland, South Australia, Western Australia and Tasmania were united as states in a federation. In addition to the six states, Australia has a number of territories including the Northern Territory and the Australian Capital Territory, the latter containing the nation’s capital of Canberra.

The federal Parliament can make laws only on certain matters. These include international and inter-state trade; foreign affairs; defense; immigration; taxation; banking; insurance; marriage and divorce; currency and weights and measures; post and telecommunications; and invalid and old age pensions. On some matters the Commonwealth is given exclusive powers and as such the states are unable to legislate in these areas. On other matters, the Commonwealth and the states have concurrent powers, whereby both the Commonwealth and the states may legislate. The states retain legislative powers over matters not specifically listed in the Constitution of Australia. In cases of conflict in areas where the Commonwealth and states have concurrent powers to make laws, Commonwealth law has priority and the state law is invalid to the extent of any inconsistency.

State powers include control over education, public health, police and justice, transport, roads and railways, industry, mining and agriculture, public works, ports, forestry, electricity, gas, and water supply and irrigation.

While Queensland has autonomy and control in respect of those functions which are its constitutional responsibility, it forms a part of the Commonwealth and in many important respects its economic performance and prospects are closely interrelated with those of Australia as a whole. In particular, primary responsibility for overall economic management in Australia rests with the Commonwealth Government. For example, the Commonwealth Government has responsibility for national budget policy, fiscal policy and external policy. In addition, while most wage rates have been traditionally centrally determined through Federal and state conciliation and arbitration tribunals, legislation over the last two decades underpins a move away from central wage fixation toward enterprise based agreements.

(f)-5

Legislative powers in Queensland are vested in the State Parliament, which consists of a single chamber, the Legislative Assembly, elected by the compulsory vote of all persons 18 years of age or over, for a term not exceeding three years.

The most recent State election was held in October 2020. The Australian Labor Party was returned to Government for a third term after winning 52 seats (of a 93 seat parliament) to form an outright majority. The current Premier is the Honourable Annastacia Palaszczuk, who entered the State Parliament in 2006. The next state election is due to be held in October 2024, following the recent commencement of fixed four-year terms.

The executive power of the State is formally exercised by the Governor of Queensland (the “Governor”), who is the representative of the Crown and is advised by the Executive Council. The Executive Council is comprised of the Governor and the Ministry. The Ministers are members of the party or coalition of parties which command the support of a majority in the Legislative Assembly. Including the Premier, there are at present a total of 18 Ministers. In practice, the executive power of the State is exercised by the Cabinet (which in Queensland, consists of all Ministers) with the decisions of the Cabinet being formally ratified by the Governor when necessary. As is the case federally, it is a well-established convention that, except in extraordinary circumstances, the Governor acts on the advice of the Cabinet.

The authority of Queensland’s Parliament is required for the raising of all state revenues and for all state expenditures. The State’s accounts (including the accounts of the Corporation) are audited on a continuing basis by the State’s Auditor-General, who is an appointee of the Governor in Council and who reports annually to the Queensland Parliament on each year’s financial operations.

Each Minister is responsible to Parliament for the operation of one or more Government departments, as well as any associated statutory authorities. Departments are staffed by independent public servants with each department having a Director-General who, under the Financial Accountability Act 2009, is responsible for the financial administration of the funds provided by Parliament for use by that department.

The State judicial system operates principally through the Land Court, Children’s Court, Magistrates Court, the District Court, the Supreme Court and the Queensland Civil and Administrative Tribunal. The Court of Appeal is a division of the Supreme Court. The judiciary in Queensland is appointed by the Crown, as represented by the Governor, acting upon the advice of the Cabinet.

A number of separate entities have been established in Queensland under special Acts of Parliament to carry out particular functions or to provide specific community services. These entities are variously referred to as “Statutory Authorities”, “Statutory Bodies”, “Semi-Government Authorities”, “Local Authorities”, “Local Governments”, “Government Owned Corporations” or “public enterprises”.

(f)-6

QUEENSLAND ECONOMY

Overview

Queensland has a modern, vibrant economy, supported by a diverse range of industries, including agriculture, resources, construction, tourism, manufacturing and services.

Over the past two decades, Queensland’s economic growth has generally exceeded the national average. Following the resources investment boom and associated ramp-up in liquefied natural gas (“LNG”) exports in recent years, economic growth is expected to be more wide-ranging and largely in line with national growth in coming years.

More recently, the Queensland economy has battled with the impacts of the global COVID-19 pandemic, with outbreaks and related restrictions on activity in Australia and many other countries leading to a severe deterioration in the national and international economic outlooks.

However, Queensland’s comparatively strong health response has meant the State’s economic recovery has been a standout among Australia’s states and territories, as well as other peer economies internationally. Domestic activity and employment have rebounded strongly in the second half of 2020 as restrictions have progressively been unwound.

Agriculture, forestry and fishing is a vital part of Queensland’s diverse economy and an important part of our State’s heritage, particularly in rural and regional areas. The bulk of Queensland’s agricultural commodities are produced for export, providing a significant contribution to foreign earnings.

Queensland has well developed coal and minerals industries, and the liquefied natural gas industry has recently seen rapid expansion and transformation into a major international export sector. The State’s coal and bauxite reserves are among the largest in the world, generally of high grade and easily accessible.

Queensland is the world’s largest seaborne exporter of metallurgical coal, with a large proportion of the State’s coal currently produced from the Bowen Basin. A wide variety of minerals are produced in Queensland, with bauxite, copper, zinc, lead, silver and gold the most common. The largest concentration of minerals mines is in the region surrounding Mount Isa.

While Queensland’s natural gas industry has been operating since the 1960s, the development of coal seam gas extraction and the significant investment in Liquefied Natural Gas (LNG) plants at Gladstone has opened the sector up to major export markets in Asia valued at A$15.6 billion in 2019-20. LNG has become Queensland’s second most valuable commodity export after metallurgical coal.

Most of the resources produced in Queensland are used overseas. Overseas exports of coal, LNG and minerals accounted for around two-thirds of Queensland’s international goods and services exports in 2019-20.

Historically, the manufacturing industry has not been as important to the Queensland economy as other Australian States. Manufacturing in Queensland specialized to meet the internal requirements of the Queensland economy, including minerals processing and agriculture. However, in recent years the manufacturing sector has diversified and expanded into higher value-added and high technology industries.

International and interstate tourism is also an important contributor to the Queensland economy. Queensland boasts many natural attractions, including the Great Barrier Reef, extensive beaches, island resorts and tropical rainforests as well as cosmopolitan cities and a unique countryside. The near-term outlook for international tourism has become clouded due to uncertainties surrounding the approval, manufacture and distribution of various COVID-19 vaccines, the success of which will have a direct impact on the re-opening of international borders. Further, even after international borders are re-opened, it may take some time before confidence returns to the travel market.

(f)-7

Like all modern economies, Queensland has an extensive service sector which complements a diverse range of activities, including construction, wholesale and retail trade, communications, business and financial services, as well as the tourism sector.

There have been significant structural changes in the Queensland economy over the past 20 years. The importance of the manufacturing sector has gradually declined over the period, while the importance of the financial and insurance and professional scientific and technical services sectors has increased.

Economic Strategy

In response to COVID-19, the Government’s policy focus was on protecting the health of Queenslanders, supporting Queensland businesses, keeping workers connected with their employers, and getting Queenslanders back into jobs through well-targeted support and stimulus measures.

The Queensland Government’s Economic Recovery Plan highlighted initiatives totaling more than A$7 billion to support jobs, businesses and economic opportunities in Queensland.

Building on this support, the Budget also outlines funding related to a significant package of election commitments, totaling A$4.3 billion over four years to drive ongoing service delivery, economic recovery and growth.

However, despite the economic recovery now underway in Queensland, the COVID-19 pandemic will have a significant and lasting impact on the state’s industries, regions and communities.

Therefore, the Government’s policy focus will continue to pivot to a focus on improving the competitiveness and productivity of Queensland’s key industries, in order to drive private sector growth and investment.

This pro-growth and pro-business economic strategy to drive longer-term economic growth and prosperity throughout Queensland will be underpinned by an enhanced focus on:

•	Building the state’s productive capacity, including through appropriate investment in productivity-enhancing infrastructure, skills and training, and fostering innovation;

•	Leveraging the state’s natural and competitive advantages, including in our regions;

•	Maintaining a responsive public sector providing timely and efficient services to all Queenslanders;

•	Reducing costs for businesses to increase their competitiveness; and

•	Regulatory reform to support growth.

Leveraging the substantial support and stimulus measures already announced to support the state’s economic recovery, the Government’s focus on improving productivity and competitiveness will create more well-paid secure jobs, increase incomes, reduce the unemployment rate and improve prosperity and living standards for all Queenslanders.

(f)-8

Economic Growth

According to the Australian Bureau of Statistics, Queensland’s economic output fell by 1.1% in 2019-20, due to impacts of the COVID-19 pandemic, following growth of 0.9% in the previous year. The decline in real gross state product (GSP) 2019-20 was primarily driven by: the balancing item (which includes interstate trade and the balancing item discrepancy), which detracted 1.6 percentage points from GSP growth; private investment, which detracted 1.1 percentage points from GSP growth, and; household consumption, which contracted 0.8 percentage points from GSP growth due to social distancing measures implemented in June quarter 2020 designed to combat the spread of COVID-19. Public final demand contributed 1.7 percentage points to GSP growth in 2019-20, while net overseas exports contributed 0.6 percentage point to GSP growth, with imports declining more than exports in the year.

Real Economic Growth—Queensland and Australia

(original, CVM(a))

	Queensland GSP		Australia GDP
Year	A$ Billion	% Change	A$ Billion	% Change
2014-15	333.7	0.9	1,765.9	2.2
2015-16	341.8	2.4	1,814.9	2.8
2016-17	350.4	2.5	1,856.6	2.3
2017-18	364.2	3.9	1,911.4	2.9
2018-19	367.5	0.9	1,952.7	2.2
2019-20	363.5	-1.1	1,947.1	-0.3

(a)	Chain volume measures; reference year 2018-19.

Source: ABS Annual State Accounts.

Major Economic Indicators

The following table lists selected major economic indicators for Queensland:

Queensland Major Economic Indicators

	2015-16	2016-17	2017-18	2018-19	2019-20
Overseas merchandise exports (A$ billion)	47.9	66.5	74.3	87.2	76.2
Retail turnover (A$ billion)	60.2	61.9	62.5	64.8	68.7
Private gross fixed capital formation (A$ billion)	63.0	64.9	69.6	66.4	63.3
Resources exports (A$ billion)	35.3	53.4	61.1	73.3	62.2
Agricultural production (A$ billion)	13.3	14.6	15.1	14.8	14.0
Employment (‘000 persons)(a)	2,363	2,367	2,464	2,501	2,514
Unemployment rate (%)(a)	6.2	6.2	6.0	6.1	6.4
Increase in consumer prices (%)(a)	1.6	1.7	1.7	1.6	1.2
Average weekly total earnings (A$)(a)	1,118	1,123	1,150	1,197	1,249

(a)	Year-average.

Note:	All monetary values are in current prices.

Sources:

ABS Annual State Accounts; International Trade in Goods and Service Australia; Labour Force; Average Weekly Earnings; Consumer Price Index; Retail Trade; Queensland Department of Agriculture and Fisheries; Queensland Department of Natural Resources, Mines and Energy.

(f)-9

Structure of the Queensland Economy

The following table shows the annual percentage changes and contributions to growth in GSP/GDP in Queensland and Australia for 2018-19 and 2019-20.

Components of Economic Growth

(original, CVM(a))

	Queensland				Australia
	Annual Growth (%)		Contribution to GSP growth (% points)		Annual Growth (%)		Contribution to GDP growth (% points)
	2018-19	2019-20	2018-19	2019-20	2018-19	2019-20	2018-19	2019-20
Household consumption	1.8	-1.5	1.0	-0.8	1.8	-3.0	1.0	-1.6
Private investment	-6.7	-5.8	-1.3	-1.1	-3.0	-4.3	-0.6	-0.8
-Dwellings	-1.7	-7.8	-0.1	-0.4	-0.8	-8.8	0.0	-0.5
-Business investment	-9.1	-6.9	-1.0	-0.7	-3.2	-3.6	-0.3	-0.3
(i) Non-dwelling construction	-17.1	-8.9	-1.1	-0.5	-7.9	-2.2	-0.5	-0.1
(ii) Machinery and equipment	4.0	-4.2	0.2	-0.2	4.1	-5.4	0.2	-0.2
-Other private investment	-7.1	1.5	-0.2	0.0	-6.1	1.5	-0.2	0.1
Private final demand(b)	-0.4	-2.6	-0.3	-1.9	0.5	-3.3	0.4	-2.4
Public final demand(b)	4.9	6.6	1.2	1.7	4.9	5.7	1.1	1.4
Overseas exports	4.3	-5.4	1.2	-1.5	3.9	-1.9	0.9	-0.4
Overseas imports	-0.3	-11.3	0.1	2.1	0.2	-7.3	0.0	1.6
Balancing item	n.a.	n.a.	-1.3	-1.6	n.a.	n.a.	-0.3	-0.3
Statistical discrepancy	n.a.	n.a.	0.1	0.2	n.a.	n.a.	0.0	0.0
GSP/GDP	0.9	-1.1	0.9	-1.1	2.2	-0.3	2.2	-0.3

(a)	Chain volume measure; reference year 2018-19.
(b)	Final demand constitutes final consumption expenditure plus gross fixed capital formation.

Source: ABS Annual State Accounts.

Based on ABS Annual State Accounts (5220.0) data (see table above), key features are:

•

Household consumption in Queensland fell 1.5% in 2019-20, following 1.8% growth in the previous year. Household consumption was lower primarily due to a 9.9% (seasonally adjusted) decline in June quarter 2020, following the implementation of social distancing measures designed to stop the spread of COVID-19. Household consumption subsequently rebounded by 11.6% in the September quarter, following the easing of restrictions.

•

Dwelling investment fell 7.8% in 2019-20, following a fall of 1.7% in the previous year. The Queensland housing sector is still adjusting following the apartment construction boom in inner Brisbane from 2013-16. While activity has declined in recent years, there was still A$5.9 billion of residential construction work in the pipeline in June quarter 2020 (A$4.9 billion of work yet to be done and A$1.0 billion of work approved but not yet commenced), significantly above the amount of work in the pipeline prior to the boom (A$3.6 billion in December quarter 2012). Forward-looking indicators such as building approvals and lending finance commitments have significantly increased in recent months.

•

Business investment in Queensland fell 6.9% in 2019-20, with the onset of the COVID-19 pandemic in the first half of 2020 causing a marked deterioration in business confidence and conditions. The fall over the year was driven by engineering construction (down 12.8%), while machinery & equipment investment (down 4.2%) and non-dwelling construction (down 0.9%) fell more modestly. Success in controlling the virus in Queensland, and the resulting easing of many social distancing restrictions, has led to an improvement in business confidence and overall economic activity. Business investment in Queensland is expected to pick-up from 2021-22, with a recovery in domestic and global economic activity, combined with an expected reopening of international borders in late 2021 and ongoing low interest rates, boosting business confidence to invest.

(f)-10

•

Overseas exports fell 5.4% in 2019-20, with goods exports falling 3.5% and services exports falling 17.1%. International border closures severely restricted services exports in June quarter 2020, causing international visitor arrivals to fall to nearly zero. Demand for Queensland’s resources exports was also impacted by the decline in global economic activity, resulting in a decline in goods exports. Overseas imports fell 11.3% in 2019-20, with goods imports falling by 7.7% and services imports falling by 24.2%, driven by border closures and domestic social distancing measures restricting economic activity.

Overseas Merchandise Exports

Queensland is Australia’s second largest exporting state, accounting for 20.0% of Australia’s total merchandise exports in 2019-20.

The nominal value of Queensland’s overseas merchandise exports fell 12.6% in 2019-20, driven by lower export prices for coal.

The value of Queensland’s coal exports fell A$10.1 billion, to A$36.2 billion in 2019-20, reflecting a decline in the value of all three types of coal, particularly hard-coking coal. This was driven primarily by a fall in export prices due to a fall in global demand caused by the COVID-19 pandemic. Queensland’s coal exports (particularly hard-coking coal) have benefited from elevated prices since late-2016, although spot prices have declined more recently.

The value of LNG exports fell A$173 million to A$15.6 billion in 2019-20. The decline was driven by a 3.6% fall in export prices (which are linked to the price of oil) which more than offset a 2.5% increase in export volumes. LNG export volumes are forecast to decline in 2020-21, with all three LNG plants undertaking maintenance in September quarter 2020. LNG export volumes are expected to rebound in 2021-22, with further growth in volumes dependent on new gas developments.

The value of minerals exports fell A$723 million to A$9.7 billion in 2019-20, driven by a A$857 million decline in the estimated value of alumina exports as a result of lower prices. Queensland’s metals exports have not been materially impacted by COVID-19. New or expanded production capacity was largely complete by late 2019 and the modest expansion in coming years should be largely offset by continued ore grade decline at several large operations. As a result, exports are forecast to remain around their current level over the forecast period.

The value of meat exports rose 15.3%, to A$6.9 billion in 2019-20, driven by an increase in both export volumes and prices. Dry weather conditions encouraged graziers to unload cattle stock, driving increased beef and live cattle exports in recent years. Slaughter rates in Queensland have declined so far in 2020-21, with above average winter and spring rainfall seeing farmers starting to rebuild their depleted herds. An improved rainfall outlook will see herd rebuilding further intensify, constraining beef production and exports until 2021-22, before a return to normal seasonal conditions is expected to see beef exports gradually return to growth.

Ongoing drought conditions in Queensland resulted in the value of Queensland’s crop exports falling by 2.4% in 2019-20, to A$842 million, while the value of Queensland’s cotton exports fell 61.1% to A$422 million. The Australian Bureau of Agricultural and Resource Economics and Sciences is expecting Queensland’s summer and winter crop to rebound in 2020-21, with above average summer rainfall expected in Queensland.

(f)-11

Overseas Merchandise Exports, Queensland

(A$ million, current prices)

Export Categories(a)	2017-18	2018-19	2019-20(p)
Rural(b)
Meat	5,062	5,973	6,884
Textile fibers	1,027	1,107	448
Cereals and cereal preparations	272	184	129
Vegetables and fruit	1,192	677	712
Feeding stuff for animals	135	134	117
Other rural	1,761	1,683	1,671

Total	9,449	9,758	9,961

Crude minerals
Coal, coke and briquettes(c)	40,668	46,311	36,208
Metalliferous ores(d)	5,566	6,654	6,171
Petroleum and related products/materials	104	186	95
Gas, natural and manufactured(e)	10,738	15,728	15,555
Other crude minerals	22	18	16

Total	57,098	68,897	58,046

Processed minerals and metals(b)
Non-ferrous metals(b)	3,744	4,047	3,808
Other processed minerals and metals	287	314	324

Total	4,031	4,360	4,132

Other manufactures
Machinery and non-transport equipment	1,390	1,491	1,459
Chemicals, fertilizers (excl. crude), plastics, etc..	873	1,082	922
Transport equipment	516	619	711
Leather, rubber, other materials, furniture, clothing, etc.	253	290	271
Miscellaneous manufactures and beverages	552	622	622

Total	3,583	4,106	3,984

Manufactures (sum of processed minerals and metals and other)	7,614	8,466	8,116
Confidential	100	125	108

Total overseas exports of merchandise goods(b)	74,262	87,247	76,231

(p)	Preliminary.
(a)	Based on the Standard International Trade Classification (SITC), Revision 4.
(b)	Sugar and some processed metal exports are not available at the state level and therefore the State total understates the actual amount of exports.
(c)	Includes Queensland Treasury’s estimate of cotton lint which have been confidentialized by the ABS.
(d)	Includes Queensland Treasury’s estimate of alumina exports which have been confidentialized by the ABS.
(e)	Copper ores and concentrates were confidentialized by the ABS in June 2020. As a result, the 2019-20 figure slightly underestimates Queensland’s total metalliferous ores exports.

Note:	Values have been rounded to the nearest A$ million.

Source:	ABS unpublished foreign trade data and Queensland Treasury.

(f)-12

Queensland produces a wide variety of mineral and agricultural commodities for export. The development of large capacity rail and port facilities has increased Queensland’s competitiveness in world markets and has improved access to significant Asian and European markets.

In the 2019-20 financial year, the A$ exchange rate averaged US$0.67, a 6.1% depreciation on the previous year, partially due to a sharp decline in the exchange rate following the onset of the COVID-19 pandemic. So far in 2020-21, the A$ has appreciated against the US$, averaging US$0.72 in the first five months, 4.8% higher than the first five months of 2019-20. The A$ is expected to remain around US$0.72 over the coming years.

Although Queensland exports to a wide range of overseas markets, the major destinations for Queensland merchandise are countries in Asia, which account for around 85% of all exports (see table below). China remained Queensland’s largest export market in 2019-20, accounting for 36.1% of the State’s overseas merchandise exports, increasing its share by 3.2 percentage points from 2018-19. Japan had been Queensland’s largest export market for several decades prior to 2012-13, but its share of total exports has been trending downwards in part due to growth in exports to China. Other major export markets in 2019-20 included South Korea, India and the European Union.

The major destinations for Queensland’s exports in recent years are outlined in the following table:

Queensland’s Major Overseas Markets for Exports of Goods

(% of total, current prices)

	2017-18	2018-19	2019-20(p)
North Asia Total	61.4	62.0	64.4
China	30.4	32.9	36.1
Japan	15.8	14.0	13.1
South Korea	10.6	10.9	11.2
Taiwan	4.0	3.8	3.5
Hong Kong	0.5	0.4	0.4

South Asia Total	20.6	21.6	20.3
India	13.2	12.4	9.7
Indonesia	1.6	1.8	1.6
Malaysia	1.4	2.4	3.0
Thailand	0.6	0.8	0.6
Singapore	0.8	0.9	1.2

North America	2.9	3.0	3.4
United States	2.1	2.1	2.7
Canada	0.8	0.8	0.7

European Union(a)	7.3	6.3	5.4
New Zealand	1.4	1.3	1.3
Brazil	1.7	1.2	0.8
Other	4.8	4.8	4.3

(a)	Includes the United Kingdom, which left the European Union on February 1, 2020.
(p)	Preliminary.

Source: ABS unpublished foreign trade data.

(f)-13

Tourism Exports

Due to COVID-19 induced travel restrictions, the number of overseas tourist nights spent in Queensland fell sharply by 26.9% in 2019-20, to 26.3 million nights. Overall, China was the largest individual source of international tourist nights to Queensland in 2019-20, at 3.36 million nights, ahead of New Zealand (3.11 million) and the United Kingdom (2.59 million). International tourist nights from Asia had grown strongly over the five years to 2018-19 (up 36.3% to 15.36 million nights), with China (up 61.7% to 3.78 million), India (up 99.2% to 1.55 million) and Taiwan (up 29.2% to 2.46 million) the largest contributors to growth over this period. However, 2019-20 saw a significant reduction in tourist nights due to international travel restrictions, with decreases in Taiwan (down 54.1% to 1.13 million), New Zealand (down 23.3% to 3.11 million), India (down 36.7% to 982, 733), Japan (down 22.5% to 1.65 million) and China (down 11.0% to 3.36 million) being the largest contributors to the decrease.

Overseas tourist(a) nights by source, Queensland

(thousand nights)

	2017-18	2018-19	2019-20
China	4,461	3,776	3,361
New Zealand	4,108	4,050	3,106
Japan	2,362	2,124	1,646
South Korea	1,963	1,933	1,594
Taiwan	2,273	2,464	1,131
Other Asia	4,913	5,059	3,653
United Kingdom	4,200	4,329	2,592
Germany	1,942	1,641	1,251
Other Europe	4,820	4,784	3,833
United States	1,835	1,885	1,306
Other Countries	3,375	3,988	2,873

Total	36,250	36,035	26,345

(a)	Tourists are defined as people visiting friends/relatives or holidaying.

Source: Tourism Research Australia.

Interstate tourists are also an important tourism market for Queensland and have traditionally contributed more to Queensland economic activity than international tourism. In 2018-19 (latest available), Queensland’s interstate tourism gross value added (GVA) was the second highest of all states, at A$3.41 billion, slightly behind New South Wales (A$3.44 billion).

Interstate tourist nights to Queensland fell 19.4% in 2019-20, largely due to bushfires and COVID-19 travel restrictions.

Overseas Merchandise Imports

The nominal value of Queensland’s overseas merchandise imports fell 7.1% to A$45.5 billion in 2019-20. The fall in the value of imports was the result of declines in the values of other machinery and transport equipment imports (down A$1.9 billion), imports of mineral fuels, petroleum and lubricants imports (down A$1.9 billion) and imports of road motor vehicles (down A$1.5 billion).

(f)-14

The value of Queensland’s imports in recent years is outlined in detail in the following table:

Overseas Merchandise Imports, Queensland

(A$ million at current prices)

Import Categories(a)	2017-18	2018-19	2019-20(p)	Annual change, 2018-19 to 2019-20%
Live animals, food, beverages & tobacco	2,058	2,226	2,448	10.0
Mineral fuels, petroleum and lubricants	8,958	10,127	8,260	-18.4
Chemicals	2,312	2,433	2,650	8.9
Road motor vehicles	8,698	8,609	7,128	-17.2
Other machinery and transport equipment	10,665	11,024	9,085	-17.6
Other manufactured goods	9,997	10,840	9,857	-9.1
Other	2,998	3,752	6,093	62.4

Total overseas imports of goods	45,688	49,012	45,521	-7.1

(a)	Based on the Standard International Trade Classification.
(p)	Preliminary.

Note:	Values have been rounded to the nearest A$ million.

Source:	ABS unpublished foreign trade data.

Population and Employment

As at March 31, 2020 (latest data available), Queensland’s estimated resident population was 5.16 million, accounting for 20.1% of Australia’s population. Over the year to March 2020, Queensland’s population grew by 1.7%, stronger than national population growth of 1.4% over the same period.

Net interstate migration remained strong in the year to March 2020, at 24,021 persons. Net overseas migration also remained strong at 32,105 person over the year to March 2020. Natural increase (births minus deaths) contributed 28,869 persons over the year to March 2020.

Looking forward, Queensland’s population growth is expected to be impacted by lower net overseas migration due to COVID-19 border closures.

In year average terms, Queensland’s employment rose only 0.5% in 2019-20, following a seasonally adjusted decline of 205,400 persons (or 8.0%) between March and May 2020, due to the implementation of social distancing measures introduced to stop the spread of COVID-19. Since May, there has been a rapid and strong recovery in the Queensland labor market. Employment increased by 205,900 persons between May and October 2020, to be 500 persons above the pre-COVID-19 level in March.

Similarly, Queensland’s labor force participation rate fell 0.6 percentage point in 2019-20, with the seasonally adjusted participation rate falling from 65.5% in March 2020 to 61.6% in May 2020. The sharp decline in the participation rate between March and May limited the increase in the unemployment rate, which rose from 6.1% in 2018-19 to 6.4% in 2019-20.

In 2019-20, Health Care & Social Assistance remained Queensland’s largest employing industry, employing 354,700 persons (or 14.1% of total employment in the State), followed by Construction (9.8%), Retail Trade (9.2%) and Education & Training (8.7%). The private sector accounted for 85.0% of employment in Queensland in 2019-20.

(f)-15

The following tables show employment by industry for Queensland and the rest of Australia and average annual growth over the six years to 2019-20.

Employed Persons by Industry, Queensland(a)

	2014-15	2015-16	2016-17	2017-18	2018-19	2019-20	2014-15 to 2019-20
	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	Average annual % change
Agriculture, Forestry & Fishing	54.8	58.7	52.4	63.0	69.5	79.6	7.7
Mining	64.8	57.8	57.5	61.0	68.3	64.8	0.0
Manufacturing	167.0	168.9	164.5	170.4	171.2	164.3	-0.3
Electricity, Gas, Water & Waste Services	32.1	31.0	24.6	33.0	30.0	31.4	-0.4
Construction	216.5	208.3	229.3	238.8	235.8	245.1	2.5
Wholesale Trade	69.7	68.5	64.4	64.4	73.3	71.7	0.6
Retail Trade	251.6	254.9	253.6	262.0	252.9	231.7	-1.6
Accommodation & Food Services	177.0	166.5	180.8	181.9	192.6	191.8	1.6
Transport, Postal & Warehousing	122.6	132.8	132.4	140.5	136.3	128.4	0.9
Information Media & Telecommunications	31.5	32.9	35.7	28.4	33.3	28.5	-1.9
Financial & Insurance Services	59.1	66.9	63.3	62.1	65.9	59.8	0.3
Rental, Hiring & Real Estate Services	48.0	48.8	50.0	47.9	42.5	52.2	1.7
Professional, Scientific & Technical Services	182.1	177.1	171.9	169.3	169.2	192.4	1.1
Administrative & Support Services	82.0	85.3	80.1	90.6	85.4	87.3	1.3
Public Administration & Safety	152.0	149.9	162.7	149.7	168.3	157.0	0.7
Education & Training	181.3	197.3	189.0	203.1	217.8	217.2	3.7
Health Care & Social Assistance	292.1	314.0	312.5	351.3	350.6	354.7	4.0
Arts & Recreation Services	42.2	41.6	43.2	45.2	43.6	45.5	1.5
Other Services	105.4	104.3	102.3	106.3	101.8	104.5	-0.2

Total(b)	2,331.7	2,365.6	2,370.3	2,468.9	2,508.3	2,508.1	1.5

(a)	Yearly average.
(b)	Industry estimates of employment are compiled on the mid-month of each quarter. Therefore, the total of industry employment does not match the aggregate monthly estimates of employed persons.

Note:	Due to rounding, amounts may not add to totals.

Source:	ABS Labour Force, Australia, Detailed.

(f)-16

Employed Persons by Industry, Rest of Australia(a)

	2014-15	2015-16	2016-17	2017-18	2018-19	2019-20	2014-15 to 2019-20
	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	Average annual % change
Agriculture, Forestry & Fishing	262.4	262.0	251.9	266.3	264.1	254.1	-0.6
Mining	156.4	162.9	161.4	161.9	178.8	173.6	2.1
Manufacturing	747.7	710.5	744.0	736.0	734.7	721.8	-0.7
Electricity, Gas, Water & Waste Services	110.0	112.5	112.8	115.8	124.0	124.4	2.5
Construction	813.7	841.2	856.5	932.2	929.7	933.5	2.8
Wholesale Trade	319.6	304.0	298.9	301.1	316.6	319.9	0.0
Retail Trade	984.5	1,014.2	985.7	1,024.7	1,024.6	1,004.0	0.4
Accommodation & Food Services	641.6	661.5	682.4	708.5	708.4	660.0	0.6
Transport, Postal & Warehousing	480.8	490.9	486.5	499.8	521.4	512.2	1.3
Information Media & Telecommunications	181.1	177.8	180.5	192.7	181.4	176.4	-0.5
Financial & Insurance Services	351.4	366.8	373.8	368.7	379.2	406.8	3.0
Rental, Hiring & Real Estate Services	163.6	163.4	159.1	164.2	169.8	162.0	-0.2
Professional, Scientific & Technical Services	789.5	819.2	846.6	858.6	934.2	955.0	3.9
Administrative & Support Services	309.6	337.9	350.4	325.0	343.6	350.6	2.5
Public Administration & Safety	577.1	591.0	614.2	588.2	667.7	670.2	3.0
Education & Training	742.9	743.1	792.9	822.1	824.1	867.0	3.1
Health Care & Social Assistance	1,142.3	1,223.7	1,251.1	1,321.4	1,334.3	1,406.8	4.3
Arts & Recreation Services	185.3	186.8	176.6	201.6	205.5	180.4	-0.5
Other Services	373.8	368.5	384.0	392.3	402.8	380.3	0.3

Total(b)	9,333.3	9,537.8	9,709.4	9,981.0	10,244.8	10,259.1	1.9

(a)	Yearly average.
(b)	Industry estimates of employment are compiled on the mid-month of each quarter. Therefore, the total of industry employment does not match the aggregate monthly estimates of employed persons.

Note:	Due to rounding, amounts may not add to totals.

Source:	ABS Labour Force, Australia, Detailed.

Prices

The Brisbane consumer price index (“CPI”) rose 1.2% in 2019-20, the slowest annual growth since 1998-99. This was primarily driven by lower fuel prices and government-provided free child care and utility rebates in response to the COVID-19 pandemic. This compares to an average annual growth in Brisbane’s consumer prices of 2.6% since the Reserve Bank of Australia’s adoption of inflation targeting in 1993-94. The national CPI rose 1.3% in 2019-20.

(f)-17

Income

Queensland recorded growth in average weekly earnings of 4.3% in 2019-20, compared with 4.0% growth nationally. The most recent figures available for average weekly earnings and household income per capita are listed below:

Measures of Income

State	Household Income per capita 2019-20	Average Weekly Earnings 2019-20
	A$	A$
Queensland	61,809	1,249
New South Wales	69,395	1,310
Victoria	62,626	1,262
South Australia	59,291	1,129
Western Australia	71,520	1,372
Tasmania	60,231	1,071
Australia	66,254	1,281

Sources: ABS Annual State Accounts; Average Weekly Earnings.

Wages Policy

Wage bargaining at the enterprise level has become widely accepted in Australia since its introduction in October 1991 and has gradually replaced the “Award” system of centralized wage-fixing as the dominant method of structured wages negotiation in Australia.

As of May 2018 (latest data available), 65.2% of Queensland workers were covered by collective agreements or awards. In comparison, 31.6% of workers were covered by individual agreements (the remainder were owner/manager of incorporated enterprises).

On December 31, 2009, Queensland legislation referred state industrial relations powers for the private sector to the Commonwealth. This referral complemented the Commonwealth legislation for a national industrial relations system, which commenced on January 1, 2010. The national industrial relations system applies to all Queensland private sector employees.

Public sector and local government workers in Queensland generally remain under the state industrial relations system. As of June 2020, State and local public sector employees in Queensland totaled 384,100 persons, accounting for 15.9% of all employed persons in the State.

The Coalition (led by the Liberal Party of Australia) formed Federal government in September 2013, and were subsequently re-elected in July 2016 and May 2019. The current Federal Government’s policies promote enterprise bargaining, continuing a transition to a more decentralized system.

Queensland’s industrial relations system is underpinned by Awards and Agreements.

Prior to the emergence of COVID-19, The Queensland Public Sector Wages Policy was for annual growth of 2.5% on Agreement pay rates. For the most recent round of negotiations, a one-off payment of A$1,250 was also including on reaching a new agreement.

On April 2, 2020, the Premier announced that Queensland public sector wage increases and bargaining for industrial agreements would be put on hold in response to the economic impacts of the COVID-19 health pandemic. Temporary amendments to the Industrial Relations Act 2016 (Qld) to implement this policy were passed on June 17, 2020.

(f)-18

The wage deferral postpones the wage increase that would have occurred in 2020-21 by twelve months. This results in an actual, realized saving, as the pay received by the employee is lower than it otherwise would be for those twelve months.

The pay rise that would have otherwise occurred in 2021-22 is also postponed by six months. This likewise results in a saving for these six months, with wages paid lower than they otherwise would have been. Once this aforementioned increase occurs, pay rates will return to what they would have otherwise been without the deferrals.

Meanwhile, public service positions will be maintained within approved FTE caps. The Government will reduce employee expenses through a careful assessment of staffing levels, including whether roles need to be filled when they become vacant. Recruitment will only be approved where the vacancy is necessary to fill, and will require high level approval within Government.

The Government remains committed to employment security and critical frontline services.

(f)-19

PRINCIPAL SECTORS OF THE QUEENSLAND ECONOMY

The following table shows the main components of Queensland and Australia’s industry gross value added.

Queensland/Australian Gross Product-Major Industry Sectors, 2019-20(a)

(nominal)

Sector	Queensland (A$ millions)	Australia (A$ millions)	Queensland as a share of Australia (%)
Agriculture, forestry and fishing	7,807	37,683	20.7
Mining	39,574	206,796	19.1
Manufacturing	22,353	113,561	19.7
Construction	27,281	142,331	19.2
Services(b)	241,749	1,358,521	17.8

Total	338,764	1,858,892	18.2

(a)

Based on industry gross value added. Gross value added refers to the value of output at basic prices minus the value of intermediate consumption at purchasers’ prices. Basic prices valuation of output removes the distortion caused by variations in the incidence of commodity taxes and subsidies across the output of individual industries.

(b)

Includes electricity, gas, water & waste services, wholesale trade, retail trade, accommodation & food services, transport, postal & warehousing, information, media & telecommunications, finance & insurance services, rental, hiring & real estate services, professional, scientific & technical services, administrative & support services, public administration & safety, education & training, health care & social assistance, arts & recreation services, other services and ownership of dwellings.

Source: ABS Annual State Accounts.

Mining

Over the past decade, the mining sector has been a significant contributor to Queensland’s economy.

Queensland has large reserves of coal, bauxite, gold, copper, silver, lead and zinc, as well as large “unconventional” resources of coal seam natural gas.

Three major CSG-to-LNG projects commenced production in Queensland in 2015, with a total capital expenditure in excess of A$60 billion.

The first LNG was exported from the Queensland Curtis LNG project in January 2015, and 2015-16 saw the first year of substantial LNG exports, with all LNG “trains” becoming operational by October 2016. LNG has become Queensland’s second most valuable goods export after coal, with a nominal value of around A$15.6 billion in 2019-20.

In 2019-20, Queensland accounted for 19.1% of the nation’s total mining output (nominal). Industry output has grown at an average annual rate of 6.2% in the five years to 2019-20 (real, CVM).

In 2019-20, Queensland’s mining industry accounted for 11.7% of the State’s total industry gross value added (nominal), while 64,800 people were directly employed in the mining industry (2.6% of Queensland’s total employment).

The Queensland mining industry is a major source of export earnings and makes a substantial contribution to capital investment and regional development. Mining also provides a base for a number of the State’s leading value-added industries.

(f)-20

Coal

Coal is Queensland’s most valuable export commodity. In 2019-20, the value of coal exports accounted for 47.5% of Queensland’s total merchandise exports. Lower coal prices (down 19.0%) and lower export tonnages (down 3.5%) contributed to the value of coal exports falling by 21.8%, to A$36.2 billion in 2019-20.

The value and quantity of selected minerals produced in Queensland from 2014-15 to 2019-20 are shown in the following tables.

Queensland Key Resources Production – Estimated Value(a)

(A$ millions)

Mineral	2014-15	2015-16	2016-17	2017-18	2018-19	2019-20
Black coal(b)	25,507	23,024	41,083	45,923	52,792	40,735
Copper	2,186	1,824	1,765	1,996	2,082	1,774
Gold	778	974	1,055	1,027	925	1,058
Bauxite(b)	1,267	1,332	1,260	1,275	1,494	1,658
Lead	1,094	871	755	715	839	818
Zinc	2,768	1,556	1,204	1,670	2,614	2,592

(a)

Value of production does not include transport or handling costs or other by-products such as coke or briquettes in the case of coal. Value of production is calculated using Queensland’s production volumes and the Australia price for each commodity.

(b)	Estimated based on Queensland’s unit export price.

Source: Office of the Chief Economist, ABS and Queensland Treasury.

Queensland Key Resources Production – Volume

Mineral	2014-15	2015-16	2016-17	2017-18	2018-19	2019-20
Black coal (‘000t)	239,592	237,625	237,675	248,622	257,209	245,246
Copper (‘000t)	287	272	247	227	242	210
Gold (kg)	16,489	18,955	19,695	19,084	16,286	14,047
Bauxite (‘000t)	27,434	28,102	30,041	32,030	35,829	41,087
Lead (‘000t)	461	370	270	228	301	290
Zinc (‘000t)	1,045	644	359	405	702	790
Crude oil (megaliters)(a)	522	445	384	413	604	191
Natural gas (million cubic meters)(a)(b)	13,273	26,764	35,498	40,441	39,739	20,953

(a)	Only first 6 months for 2019-20.
(b)	Conventional and unconventional.

Source: Office of the Chief Economist and Department of Resources.

Agriculture

The agriculture, forestry and fishing industry in Queensland accounted for 2.3% of Queensland’s industry gross value added (nominal) and 20.7% of Australia’s total agricultural output in 2019-20. The bulk of Queensland’s agricultural production has traditionally been exported, providing a significant contribution to Queensland’s foreign earnings.

(f)-21

In 2019-20, more than half of the nominal gross value of Queensland’s agricultural production was derived from four products – beef, sugar cane, cereals and cotton, each of which is produced primarily for export.

Queensland also produces tropical and citrus fruits, rice, cotton, vegetables, timber, peanuts, oilseeds, eggs and dairy products, principally for domestic markets.

According to the Queensland Department of Agriculture and Fisheries, the nominal value of Queensland’s agricultural production fell 10.6% in 2019-20. This was driven by falls in the gross value of cotton (down 81.9% to A$0.1 billion), fruit and vegetables and nuts (down 9.5% to A$2.9 billion), cereals (down 28.1% to A$0.6 billion) and cattle and calves (down 2.4% to A$5.3 billion).

The following table presents figures on the nominal gross value and volume of agricultural commodities produced in Queensland over the five years to 2019-20.

Queensland’s Major Agricultural Commodities – Nominal value and volume of production

	2015-16	2016-17	2017-18	2018-19	2019-20(a)
Gross Value (A$m)
Cattle and calves	5,660	5,483	5,248	5,447	5,137
Poultry	590	650	561	570	573
Pigs	320	293	248	289	282
Sheep and lambs	58	10	12	23	27
Sugar cane	1,209	1,527	1,234	1,087	1,060
Wool	62	76	98	85	73
Cereals	1,343	1,638	1,203	898	646
Fruit and vegetables and nuts	2,893	2,921	3,301	3,180	2,879
Dairying (total whole milk production)	237	251	230	201	170
Cotton	466	622	882	564	102
Other	1,716	1,604	1,795	1,730	1,628

Total agriculture	14,555	15,075	14,812	14,074	12,577

Volume of Production
Beef and veal (‘000 tonnes)	1,107	1,025	1,077	1,111	1,112
Sugar cane (‘000 tonnes)(b)	32,655	34,410	31,472	30,489	28,443
Wool (tonnes)(c)	3,971	4,763	5,042	3,953	4,102
Wheat (‘000 tonnes)	1,316	1,502	765	420	420
Cotton lint (‘000 tonnes)	234	316	320	164	39

(a)

Gross value figures are forecasts provided by the Queensland Department of Agriculture and Fisheries, with the exception of the nurseries component of “Other”. This is a Queensland Treasury estimate which is consistent with ABS historical data.

(b)	Calendar year data.
(c)	Taxable wool received by brokers and purchased by dealers from wool producers.

Sources:

ABS Livestock Product, Australia; ABS Livestock and Meat, Australia; Queensland Department of Agriculture and Fisheries, Queensland AgTrends 2020-21; Australian Sugar Milling Council; Australian Government Department of Agriculture and Water Resources; Australian Crop Report December 2020.

(f)-22

Other Primary Industries

Forestry and logging

The value of Queensland’s forestry and logging production is estimated to have fallen 8.6% to A$255 million in 2019-20. Demand for wood is largely determined by demand for the construction of new dwellings and alterations and additions to existing dwellings.

Fisheries

The value of Queensland’s fisheries production is estimated to have fallen 0.5% to A$393 million in 2019-20. Commercial fishing operations constituted 43% of the fisheries output (in value terms), with the remaining portion sourced from aquaculture and recreational fishing.

Manufacturing

In 2019-20, the manufacturing industry accounted for 6.6% of Queensland’s industry gross value added (nominal). Queensland’s share of Australia’s total manufacturing output was 19.7% in 2019-20.

Historically, manufacturing in Queensland was developed to service and process the State’s agricultural and mineral resources. In common with most industrialized nations, the relative importance of manufacturing has declined in Australia in favor of service-based industries over time.

The nominal value of overseas exports of Queensland’s manufactured goods, including processed minerals and metals, totaled A$17.6 billion in 2019-20, up 2.6% from the previous year.

Construction

The Queensland construction industry directly contributed 8.1% to State GVA, whilst also providing 9.8% of employment in the State in 2019-20.

•	Dwelling investment, fell 7.8% in 2019-20, which was the third consecutive decrease.

o

Dwelling investment in Queensland showed some tentative signs of a recovery ahead of COVID-19, driven by strong growth in renovation activity. However, the pandemic and related restrictions led to a significant decline of 5.9% in June quarter 2020.

o

Activity in the dwelling sector was initially impacted by social distancing and business restrictions, but the crisis subsequently impacted more broadly by eroding confidence and demand from potential interstate and overseas buyers. However, as restrictions have been eased, there has been a material improvement across a range of indicators in the housing market, including building approvals, finance commitments, house prices and home buying sentiment.

•	Non-dwelling construction – which consists of non-residential building (shops, offices, factories, etc.) and engineering construction (mines, ports, roads, etc.) – fell 8.9% in 2019-20.

o

New engineering construction in Queensland fell 12.8% in 2019-20, following a fall of 14.0% in 2018-19. The declines follow strong growth in 2017-18, reflecting the winding down of construction of renewable energy projects and a moderation in business confidence.

o	Non-residential building construction fell 0.9% in 2019-20, following a 19.4% fall in 2018-19.

(f)-23

Services

Transport

Queensland has 16 trading ports, most of which are equipped with bulk handling facilities for the major products of their respective regions. In addition, Queensland has two community ports and a number of non-trading ports located at regular intervals from Maryborough in the south east to Burketown in the north-west. In 2018-19, the total tonnage throughput via Queensland port systems was estimated at 359.5 million tonnes (up 1.6% over the year).

The Queensland railway network encompasses over 10,000 kilometers of track, which includes the electric main railroad line and heavy haul lines serving the major coal mines in Central Queensland. Competition has been introduced into rail freight with the privately owned Pacific National active in Queensland, while the coal and freight components of the previously government owned Queensland Rail (now “Aurizon”) have been privatized. Rail freight operators also compete with road haulage companies for Queensland’s freight. Commodities which are moved substantially by rail include coal and minerals. Substantial amounts of containerized freight are hauled by both rail and road.

The Queensland public road network is constantly being upgraded and extended to maintain its safety and viability.

Queensland has two major and five secondary international airports (including the privately owned Wellcamp Airport in Toowoomba which commenced international passenger flight operations in October 2016), as well as a large network of commercial domestic airports and private airfields. Brisbane Airport is the third busiest in the country behind Sydney and Melbourne with 23.6 million passenger transiting in 2018-19. Following several years of construction, in July 2020 the Brisbane airport opened its completed new runway, which is expected to double the airport’s capacity.

Communications

Queensland is served on a state-wide basis by the national postal system and a number of major telecommunications companies. Two-way satellite communications are available in remote areas, providing education and other services to isolated residents. The State has a widespread non-commercial television network principally operated by the Australian Broadcasting Corporation and the Special Broadcasting Service. In addition, three commercial television networks, each with numerous sub-channels, and a community television station operate within the State. Queensland has a widespread cable and satellite pay television service in operation, and comprehensive commercial and public radio networks.

Broadband internet services are also available in all major centers across the State. The Federal Government is currently completing the national broadband network (NBN), which is expected to be delivered through a “multi-technology mix” network comprising fibre-to-the-premises/basement, fibre-to-the-node, fixed wireless and satellite technologies. The NBN has the revised objective of providing data download rates of at least 25 megabits per second to all premises nationally, and at least 50 megabits per second for 95% of fixed line premises as soon as possible. As at December 3, 2020, a total of 2,368,746 homes/businesses have been declared as ready to connect in Queensland, while a total of 1,551,306 homes/businesses have had services activated.

Tourism

Tourism directly accounted for an estimated 3.7% of overall output (gross value added, at basic prices) in the State in 2018-19 (latest estimate available). The success of tourism in Queensland is to a great extent attributable to certain natural advantages such as a favorable climate for vacations and one of the finest arrays of natural attractions in Australia, including the Great Barrier Reef and its islands, hundreds of kilometers of beaches, large wilderness areas, mountain panoramas, national parks, the tropical north, the Darling Downs and the outback.

(f)-24

South of Brisbane is the Gold Coast, Australia’s largest and most popular resort area. The Gold Coast is famous for its 32 kilometers of beaches which provide facilities for surfing, fishing, cruising and a variety of other sporting activities. West of the coast, the rugged rainforest-covered slopes of the MacPherson Range extend the Gold Coast’s appeal to include mountain climbing, bushwalking, horse riding, national parks, waterfalls, and panoramic views. The Gold Coast’s natural attractions have been supplemented by developments including theme parks, world class golf courses, extensive canal developments and internationally-recognized restaurants and entertainment venues.

The Great Barrier Reef is a major attraction for both domestic and international tourists, and resorts have been developed on islands and centers on the coast. The waters of the Great Barrier Reef offer some of the best fishing in the world, and Cairns has become an international center for big-game fishing, notably for black marlin. The Whitsunday Coast, on the mainland near the Whitsunday group of islands, has developed in the last decade in response to the increasing popularity of the Great Barrier Reef and its islands. The area offers reef and island holidays with daytrips and extended cruises to places of interest.

A total of 1.7 million international tourists (defined as those arriving for holiday or visiting friends and relatives) visited Queensland in 2019-20. In total, they spent 26.3 million nights in the State with an average length of stay of 15.0 nights. Due to COVID-19-induced travel restrictions, the number of international tourists in Queensland fell sharply by 29.0% in 2019-20, with the number of tourist nights falling 26.9%. The international border closures have been in place since March 20, 2020.

Traditionally, domestic tourism has been a larger market than international tourism in Queensland, although a significant amount of domestic tourism is from intrastate (Queenslanders travelling within Queensland). Tourists from interstate spent a total of 28.1 million nights in Queensland in 2019-20, down 19.4% from the previous year largely due to COVID-19 travel restrictions.

(f)-25

FINANCIAL RELATIONSHIP WITH THE COMMONWEALTH OF AUSTRALIA

Prior to 1927, each state and the Commonwealth undertook borrowings on their own behalf, both domestically and in overseas financial markets. Limitations in the size of the capital markets and the inherent competition between the states and the Commonwealth led to the Financial Agreement in 1927 (the “Financial Agreement”), recognizing that it was in the interests of all to cooperate when borrowing in these markets. This agreement established the Australian Loan Council and the State Government’s Loan Council Program (the “Loan Program”) to determine and coordinate the public borrowings of the Commonwealth and the State Governments.

Until the early 1970s, the Loan Program was the main source of funds for capital expenditure by the states. However, states found it increasingly necessary to rely on borrowing by semi-government authorities to fund capital expenditures. Most states established central borrowing authorities (such as Queensland Treasury Corporation) to co-ordinate the borrowings of semi-government authorities.

The June 1990 Loan Council meeting agreed that the states would progressively take over responsibility for the debt issued by the Commonwealth on their behalf under the Financial Agreement, and that the Financial Agreement would be amended to permit the States to borrow in their own names in domestic and overseas markets.

This debt has now been fully taken over by the states and territories. The Loan Council decision has also meant that from June 30, 1990, there have been no additional allocations of Commonwealth Government securities to the states and territories.

Overall, these arrangements replaced Commonwealth debt to the private sector with state and territory debt; they did not alter the financial position of the public sector as a whole. They did, however, represent a significant structural reform in Commonwealth-state financial relations. They placed full responsibility on the states and territories for the financing and managing of their own debt, thereby subjecting the fiscal and debt management strategies of individual state governments to greater scrutiny by the community and financial markets.

From 1993-94, new Loan Council monitoring and reporting arrangements applied to the financing activities of Commonwealth and state governments. The major feature of these Loan Council arrangements was the switch in focus from gross borrowings to an aggregate based on net borrowings as indicated by a jurisdiction’s deficit/surplus, with the latter being a more meaningful indicator of the impact of the public sector on the economy.

Under the Loan Council arrangements, the Commonwealth and each state and territory was responsible for nominating its intended allocation, known as the Loan Council Allocation (“LCA”), based on its net borrowings adjusted to reflect certain transactions which may have the characteristics of borrowings but do not constitute formal borrowings (for example, finance and operating leases). The emphasis of the arrangements is on credible budgetary processes rather than on the Loan Council attempting to enforce rigid compliance with a particular LCA.

From 2018, the Loan Council unanimously agreed to remove Loan Council reporting requirements from the Uniform Presentation Framework (“UPF”) in an effort to reduce the administrative burden on jurisdictions. States and the Commonwealth will no longer report on Loan Council Allocations as part of their Budgets or other financial statements.

The Loan Council also agreed that the administration of the UPF will be transferred from the Loan Council to the Council on Federal Financial Relations (“CFFR”). In recognition of the reduced responsibilities resulting from these decisions, the Commonwealth does not intend to call another meeting of the Loan Council, unless future circumstances require it to reconvene.

(f)-26

While this change is designed to reduce states’ administrative burden, it is not expected to impact the financing operations of Queensland.

State Borrowing Guarantee

On March 25, 2009, the Australian Government announced that it would provide a time-limited, voluntary guarantee over state government borrowings for a fee based on the underlying credit rating of the State. The legislation was passed by the Federal Parliament and received Royal Assent on June 29, 2009, becoming operational on July 24, 2009. Queensland announced on June 16, 2009 that it intended to apply the guarantee to all existing Australian dollar benchmark bond lines which (at that time) had a maturity date between 12 months and 15 years. The Reserve Bank of Australia approved QTC’s application for the Commonwealth Government Guarantee (“CGG”) to be applied to its selected domestic bonds on September 18, 2009 and has issued CGG-eligibility certificates.

On February 7, 2010, the Australian Government announced the withdrawal of its guarantee of new State borrowings undertaken after December 31, 2010. The one remaining CGG bond will continue to be guaranteed until maturity or until it is bought back and extinguished by the State.

Since the withdrawal of the CGG, in order to re-establish a State Government Guaranteed (“SGG”) yield curve, QTC has issued SGG bond lines in parallel to the existing CGG lines and also to fill maturity gaps. QTC also continues to offer investors (at its discretion) opportunities to swap some CGG lines for SGG lines.

Commonwealth Grants

Since World War II, the Commonwealth has acted as the sole income taxing authority, and annual general revenue grants have been paid by the Commonwealth to the states. The Commonwealth also has exclusive constitutional power to impose excise duty, a goods and services tax and customs duty. The Commonwealth raises no wealth taxes, estate or gift duties. The states impose payroll taxes, stamp duties and land taxes, and local governments impose taxes based on the ratable value of real property.

At the 1985 Premiers’ Conference it was agreed that tax sharing arrangements then in operation should be replaced by financial assistance grants to the states. The Commonwealth Grants Commission continued to make recommendations for the distribution of these general purpose payments based on the principle of horizontal fiscal equalization. This principle requires state governments to receive funding which offsets the differences in revenue raising capacity and the cost of delivering services between states, such that every state has the capacity to delivery comparable services and associated infrastructure at a similar tax burden.

Financial assistance grants were paid in addition to grants provided by the Commonwealth to the states for specified purposes or with conditions attached. Although these grants for specific purposes have existed for much of the period since federation, their importance as a form of Commonwealth grant has increased significantly since the 1970s.

Commonwealth-State Relations – the GST

The introduction of a Goods and Services Tax (“GST”), a broad-based consumption tax, was the cornerstone of national tax reform introduced by the Commonwealth Government on July 1, 2000. The reforms included significant changes to Commonwealth-State financial relations. All Australian governments signed an Intergovernmental Agreement on the Reform of Commonwealth-State Financial Relations.

(f)-27

The main features of the Agreement included:

•	the provision to the States of all revenue from the GST. The principle of horizontal fiscal equalization was endorsed as the method for distributing GST revenue among the states;

•	the abolition of financial assistance grants to the states; and

•	the abolition of a number of state taxes. In Queensland’s case, this includes the abolition of nine taxes over time in order to improve the overall efficiency of the national taxation system.

Queensland’s GST revenue is estimated to be A$13,387 million in 2020-21 as published in the Commonwealth Mid-Year Economic and Fiscal Outlook. Queensland is currently assessed by the Commonwealth Grants Commission as requiring more than an equal per capita share of the GST distribution.

The Intergovernmental Agreement on Federal Financial Relations

On March 26, 2008, the Council of Australian Governments agreed to implement a new framework for federal financial relations. The focus of the new framework was to significantly reduce Commonwealth prescriptions on service delivery by the states, in conjunction with clearer roles and responsibilities and outcomes-based public accountability.

A new agreement — the Intergovernmental Agreement on Federal Financial Relations — commenced on January 1, 2009. The main features of the new framework included:

•

a reduction in the number of specific purpose payments, without reducing the overall level of payments. A large number of these payments were aggregated into five broader streams of funding supported by new national agreements in the areas of healthcare, schools, skills and workforce development, disability services and housing.

•

a focus on outcomes that improve the well-being of Australians, through improvements in the quality, efficiency and effectiveness of government service delivery, with reduced Commonwealth prescriptions on how the States achieve outcomes or deliver services, and enhanced accountability to the public for outcomes achieved or outputs delivered.

•	greater funding certainty to the States, with the new national agreements to be ongoing with periodic reviews to ensure the maintenance of funding adequacy and the relevance of objectives.

•	the provision of National Partnership payments by the Commonwealth to the States to support the delivery of specified projects and facilitate or reward nationally significant reforms.

•	the continued provision of all GST revenue to the States.

An ongoing task for Queensland and other governments is to ensure the original intent of the framework is maintained, given the different and competing priorities sometimes facing state, territory and Australian Governments.

New governance arrangements — Australian federal relations

In May 2020, the Australian Government and state and territory governments agreed to new national governance arrangements, including reforming the Council of Australian Governments as a new National Federation Reform Council (“NFRC”).

(f)-28

First Ministers will continue meeting as National Cabinet and Treasurers will continue to meet as the Council on Federal Financial Relations (“CFFR”). Under the new arrangements, CFFR will have responsibility for overseeing the financial relationship between the Commonwealth and the states and territories. This includes taking responsibility for all funding agreements, including National Partnership Agreements, complementing its existing responsibility for overseeing the Intergovernmental Agreement on Federal Financial Relations.

National Health reform

The National Health Reform Agreement (“NHRA”) commenced on July 1, 2012. In May 2020, an Addendum to the 2011 NHRA was signed by all jurisdictions and is to apply from July 1, 2020 to June 30, 2025. Funding is been provided through a combination of activity-based funding for larger hospitals and block funding for smaller regional hospitals. Under the Addendum, the Commonwealth funds 45 per cent of the efficient growth in public hospital services, subject to a 6.5 per cent national cap on the growth of NHRA funding, irrespective of demand growth.

In response to the COVID-19 outbreak, the Commonwealth offered jurisdictions a National Partnership Agreement on COVID-19 Response (“NPACR”). Under the NPACR the Commonwealth will provide a 50 per cent contribution for costs incurred by state health services in responding to the COVID-19 outbreak. Funding is uncapped, demand driven and will cover costs incurred from January 21, 2020 (when the virus was first identified as a “Listed Human Disease” under the Biosecurity Act 2015 (Cth)).

The health response to COVID-19 has necessitated the temporary suspension of non-urgent health activity, such as most elective surgeries. Consequently, the Commonwealth has provided a hospital funding guarantee for 2019-20 and 2020-21. Under the guarantee, the Commonwealth will provide to Queensland, as a minimum, a set level of combined funding under the NHRA and the hospital services component of the NPACR. In 2020-21, it is estimated the Commonwealth will provide Queensland with A$5.469 billion under the NHRA, including A$174 million in NPACR funding.

National Disability Insurance Scheme (the “NDIS”)

The NDIS reached a major milestone with Queensland and the Commonwealth Governments entering into a full scheme agreement (“FSA”) on July 9, 2019.

Queensland’s transition to the National Disability Insurance Scheme (“NDIS”) was officially completed on October 1, 2020, when NDIS Full Scheme arrangements took effect. The NDIS is fully available in all areas of Queensland and to all eligible Queenslanders.

From commencement of the FSA, Queensland will make fixed contributions of A$2.13 billion per annum (full-year value for 2020-21), escalated at 4% per annum until the 2028 review of scheme costs (at which point escalation rates will be reviewed).

The Commonwealth Government has committed to paying the balance of NDIS costs in Queensland, and will also provide Queensland with access to A$1.95 billion in DisabilityCare Australia Fund (“DCAF”) payments between 2019-20 and 2023-24.

Quality Schools

Australian Government funding for Queensland Government schools under the Quality Schools policy, excluding GST, will be A$2.034 billion in 2020-21 (A$8.926 billion over four years to 2023-24). Non-government schools funding, including GST, will be A$3.068 billion in 2020-21 (A$13.864 billion over four years to 2023-24).

(f)-29

In December 2018, the Queensland Government finalized a new five-year school funding agreement with the Australian Government to cover calendar years 2019 to 2023. This provides funding certainty to all Queensland schools and sectors, sets out the Queensland Government’s school funding contributions for the five years to December 2023, and secured approximately $24.3 billion in Australian Government funding to Queensland government and non-government schools over 2019 to 2023.

2019 Commonwealth Grants Commission (“CGC”) Report on GST Revenue Sharing Relativities

In February 2019, the CGC released its Report on GST Revenue Sharing Relativities – 2019 Update (the “2019 CGC Update Report”) which considered changes in state circumstances to determine the distribution of GST. The 2019 CGC Update Report recommended a decrease in Queensland’s share of GST revenue, with an underlying impact of A$583 million in 2019-20. The 2019 CGC Update Report outcome encompasses the impact of methodology changes on states’ GST shares, as well as the impact of changes to states’ circumstances and revisions to the data used in the CGC’s assessments.

A decrease to Queensland’s GST share is based on the CGC’s determination that Queensland has higher fiscal capacity per capita compared to other states. Queensland is assessed to have a higher capacity to raise mining royalties as a result of higher coal prices and a greater share of Commonwealth payments. Queensland’s reduced GST share was partly offset by changes to the CGC’s methodology to once again reflect the state’s expenses for local government disasters among other changes.

(f)-30

QUEENSLAND GOVERNMENT FINANCES

State Budgetary Strategy

The Budget for each fiscal year is normally presented by the Treasurer to the Legislative Assembly in June prior to the commencement of the fiscal year, and incorporates details of estimated actual revenue and expenditures in the current fiscal year and budgeted revenue and the expenditure of moneys in the next and following three fiscal years. Approval for the raising of revenue is provided under various existing Acts of Parliament while Parliament approves expenditure via the Appropriation Acts (the “Appropriation Acts”) on a yearly basis.

With the Budget generally presented to Parliament in June, the Appropriation Acts are passed by Parliament around August/September after the Budget Estimates hearings. The Appropriation Acts approve expenditure for the upcoming financial year (i.e., the Budget year). These Acts also approve an aggregate amount of expenditure sufficient to provide for the normal services of Government for the first few months of the next succeeding financial year, until the Appropriation Bill receives Royal Assent. There is one Act for the Legislative Assembly and one for all other agencies.

2019-20 State Budget and Mid-Year Fiscal and Economic Review (each such annual review, the “MYFER”)

The 2019-20 Budget, handed down on June 11, 2019, built on the commitments made by the Palaszczuk Government by continuing to invest in job generating infrastructure and delivering better, essential frontline services for Queensland workers and their families.

The 2019-20 Budget demonstrated the Government’s commitment to sound fiscal management, with operating surpluses projected across the forward estimates despite considerable fiscal pressures including significant downward revisions in the GST pool forecasts included in the 2019-20 Australian Government Budget. Operating expenses were forecast to grow at an average annual rate of 2.3% over the four years to 2022-23. From 2020-21, revenues were projected to commence growing at a faster rate than expenses, with the gap widening across the remainder of the forward estimates.

A A$49.5 billion capital program over four years, including A$37.1 billion in the General Government sector, was budgeted to invest in productivity-enhancing economic infrastructure and essential social infrastructure to create jobs, support Queensland businesses and drive economic growth across all regions of the State. Mainly due to this investment, General Government borrowings were expected to increase over the period to 2022-23, but remain largely in line with the 2018-19 Budget projections.

In addition to the delivery of critical infrastructure in health and education services to meet the needs of Queensland’s growing population, the Government’s 2019-20 capital works program included A$2.7 billion in infrastructure to support the ongoing delivery of safe, secure, reliable and cost-effective energy and water across the State, as well as A$5.6 billion investment in transformative transport infrastructure including A$1.5 billion to commence major construction work on the A$5.4 billion Cross River Rail project, and substantial ongoing investment to fund major upgrades to the M1 Pacific Motorway and Bruce Highway.

The first time adoption of AASB 16 Leases, saw lease liabilities and similar arrangements increase by A$2.2 billion in the general government sector and A$2.6 billion in the non-financial public sector at July 1, 2019, with a corresponding increase in non-financial assets. This increase largely related to accommodation leases and has no economic impact on the State’s finances.

The 2019-20 MYFER was released on December 12, 2019. The MYFER forecast a net operating surplus of A$151 million in 2019-20, only slightly lower than the A$189 million Budget estimate, despite global economic turbulence and a slowdown in domestic economic growth resulting in falls in commodity prices and further reductions in the size of the GST pool. It also forecast General Government Sector net operating balances to remain in surplus across the forward estimates period.

(f)-31

Despite the resulting revisions to royalties and GST revenue relative to Budget, revenue growth was projected to continue to outpace expenses growth over the forward estimates, consistent with the 2019-20 Budget.

Over the four year period to 2022-23, expenses were estimated to grow by an average rate of 2.1% per annum. At Budget they were forecast to grow by 2.3%. Decreases in expenses over the four years reflected the Government’s commitment to delivering services to the public in the most efficient and effective manner possible.

General Government Sector borrowings were estimated to be around A$1 billion lower in June 2020 than forecast in the 2019-20 Budget. Despite the impact of an increase in the capital program of A$2.3 billion, to A$51.8 billion across the four years to 2022-23, non-financial sector borrowing with QTC were only expected to increase by A$322 million by June 30, 2023 compared to the 2019-20 Budget.

2020-21 Budget, COVID-19 Fiscal and Economic Review and Update on the Queensland Fiscal Position

With the onset of the coronavirus (COVID-19) pandemic in Australia in the first quarter of 2020, and in line with the Australian government and other State and Territory governments, Queensland’s 2020-21 Budget was delayed until December 2020 and Queensland’s 2020-21 MYFER was indefinitely postponed.

On July 23, 2020, the Queensland Treasurer released an Update on the Queensland Fiscal Position following the Fiscal and Economic Outlook provided by the Federal Treasurer. In this update, operating deficits of A$5.9 billion and A$8.5 billion were projected for 2019-20 and 2020-21 respectively, with GST revenues falling up to A$2.5 billion compared to the 2019-20 MYFER. As these and other revenues fell, expenditure grew in the form of initiatives to protect Queenslanders’ health, Queensland jobs and Queensland businesses. General Government debt including leases and securities and derivatives was projected to be A$43.8 billion in 2019-20, increasing to A$59.4 billion by June 30, 2021.

On September 7, 2020, the Queensland Government released the COVID-19 Fiscal and Economic Review (the “C19-FER”) covering estimates for the 2019-20 and 2020-21 years. The net operating deficit for 2019-20 was A$5.9 billion, as expected at the July 2020 update, with the 2020-21 deficit falling slightly to A$8.1 billion from the A$8.5 billion estimated at that time.

Total General Government Sector revenue in 2019-20 was estimated to be A$2.2 billion (or 3.7%) lower than the 2019-20 MYFER, with revenues in 2020-21 estimated to be A$5.5 billion (or 8.9%) lower reflecting the impact of the COVID-19 pandemic and the resulting sharp declines across all major revenue lines, predominantly GST, taxes and royalties.

General Government Sector expenses in 2019-20 were estimated to increase by A$3.9 billion (or 6.4%) since the 2019-20 MYFER, with increases in 2020-21 expected to be A$2.9 billion (or 4.7%) as the Government provided significant immediate stimulus and longer-term economic recovery packages to support and assist businesses, households and communities.

The 2020-21 Budget, handed down on December 1, 2020, focused on economic recovery, with a pro-growth, pro-business policy focus underpinned by driving ongoing improvements in the competitiveness and productivity of the State’s key industries to drive sustainable economic growth, job creation and improved living standards of all Queenslanders.

In line with the C19-FER expectation, the operating deficit for 2019-20 was A$5.734 billion with an estimated deficit of A$8.633 billion for 2020-21. The deficit position is expected to improve substantially over the forward estimates period as the economy recovers and support measures are no longer required.

(f)-32

Since the 2019-20 MYFER, revenue forecasts have been revised down by A$12.3 billion over the four years to 2022-23. A rebound in key revenues is expected in 2020-21, followed by a gradual recovery. Forecast revenue growth of 7.6% in 2021-22 is driven by a 9.3% growth in GST revenue as national consumption recovers, a 7.1% growth in taxation revenue as economic conditions improve, and a rebound in royalty revenue.

Expenses increased by 7.9% in 2019-20 and are estimated to increase by a further 2.2% in 2020-21 from an already high base, driven by the response to the pandemic. Expense growth is then expected to moderate significantly, with growth of 1.4% expected on average over the three years to 2023-24. Over the same period, revenue is expected to grow by an average of 5.6%.

To assist with the funding of the Queensland’s COVID-19 economic recovery, the government is implementing a savings and debt plan within government services to deliver savings of A$3 billion over four years to 2023-24. The government has achieved 47%, or A$352.2 million of its savings target for 2020-21 through a range of measures.

Queensland has also remained committed to a substantial infrastructure investment program, committing a total four-year capital program of A$56.031 billion in the 2020-21 Budget. The government’s Economic Recovery Plan to restore prosperity includes maintaining a significant infrastructure program as a major driver of economic growth and job creation and to give industry confidence to invest and generate jobs.

Responding to COVID-19 has led to increased borrowings, driven by the General Government Sector. General Government Sector borrowing with QTC is estimated to be A$53.501 billion by June 30, 2021. While this is in line with the A$53.148 billion projection outlined in the C19-FER, it is a significant increase on the pre-crisis forecast of A$34.772 billion outlined in the 2019-20 MYFER. Despite rising borrowings, Queensland’s interest expense, the cost of servicing this debt, is forecast to be around 3.1% of revenue in 2020-21, well below the peak of 4.7% in 2013-14.

Fiscal Principles

The Financial Accountability Act 2009 (Qld) requires the Treasurer to prepare and table in the Legislative Assembly a Charter of Fiscal Responsibility. The Charter sets the Government’s fiscal objectives and the fiscal principles that support those objectives.

The Treasurer must report regularly to the Legislative Assembly on progress the Government has made against the priorities stated in the Charter. This report is published each year in the Budget papers and MYFER.

In its first Budget, the Palaszczuk Government set out five fiscal principles for the responsible and measured management of the State’s finances. Following consideration of the Review of State Finances, prepared by Queensland Treasury, the Government refined the principles that relate to General Government Sector debt and the size of the net operating surplus. As a result, the following six fiscal principles provided the framework for the recent budgets, including a new principle adopted in the 2016-17 Budget to manage the rate of growth in the number of public servants:

•	Principle 1 – Target ongoing reductions in Queensland’s relative debt burden, as measured by the General Government Sector (“GGS”) debt to revenue ratio;

•	Principle 2 – Target net operating surpluses that ensure any new capital investment in the GGS is funded primarily through recurrent revenues rather than borrowing;

•	Principle 3 – The capital program will be managed to ensure a consistent flow of works to support jobs and the economy and reduce the risk of backlogs emerging;

(f)-33

•	Principle 4 – Maintain competitive taxation by ensuring that GGS own-source revenue remains at or below 8.5% of nominal gross state product, on average, across the forward estimates;

•	Principle 5 – Target full funding of long term liabilities such as superannuation and WorkCover in accordance with actuarial advice; and

•	Principle 6 – Maintain a sustainable public service by ensuring overall growth in full-time equivalent employees, on average over the forward estimates, does not exceed population growth.

As outlined in the 2020-21 Budget, like other Australian jurisdictions, Queensland is prioritizing support for economic recovery over existing fiscal targets. Given this, some targets underpinning Queensland’s fiscal principles will not be achieved in the short to medium term.

A new Charter of Fiscal Responsibility will be developed in the lead up to the 2021-22 Budget and include renewed, longer-term fiscal principles. Reporting against the existing fiscal principles will continue but remain under review ahead of the 2021-22 Budget.

Principle 1 – Target ongoing reductions in Queensland’s relative debt burden, as measured by the General Government debt to revenue ratio

The trajectory of the debt burden has shifted significantly due to the impact of COVID-19. The ratio of General Government debt to revenue was 76.6% in 2019-20 and expected to be 108.9% in 2020-21. After 2020-21, the growth in Queensland’s General Government debt burden will moderate. Queensland’s debt to revenue ratio compares favorably to peer jurisdictions whose debt to revenue measures in 2020-21 are 120% and 156.7%, for New South Wales and Victoria respectively.

In August 2020, the government passed legislation to establish the first of the Queensland Future Funds – the Debt Retirement Fund. The Debt Retirement Fund is a long-term sustainable plan to alleviate the debt burden on future generations of Queenslanders. The purpose is to reduce the State’s borrowings. Assets totaling A$5.67 billion have been included in the Debt Retirement Fund as at C19-FER for 2020-21. The debt to revenue ratio is estimated to shift from 108.9% to 98.8%.

Principle 2 – Target net operating surpluses that ensure any new capital investment in the General Government Sector is funded primarily through recurrent revenues rather than borrowing

Having forecast an operating surplus prior to the COVID-19 pandemic, a General Government operating deficit of A$8.633 billion is forecast for 2020-21. The size of this deficit is forecast to reduce substantially across the forward estimates to be A$1.389 billion by 2023-24.

New capital investment across the period from 2020-21 to 2023-24 will be funded from increased borrowings.

Principle 3 – The capital program will be managed to ensure a consistent flow of works to support jobs and the economy and reduce the risk of backlogs emerging

The government’s infrastructure investment commitment continues to be significant and gives industry confidence to invest and generate jobs.

The budget sees the capital program including purchases of non-financial assets (capital purchases), acquisitions through finance leases, and capital grants expenses will increase to A$14.835 billion in 2020-21. In the C19-FER, the government committed to maintaining a A$51.8 billion infrastructure investment program. The total capital program over the four years to 2023-24 is A$56.031 billion.

(f)-34

Principle 4 – Maintain competitive taxation by ensuring that General Government Sector own-source revenue remains at or below 8.5% as a proportion of nominal gross state product, on average, across the forward estimates

At 8.3% for 2019-20 and 7.7% for 2020-21, this is lower than typically targeted reflecting revenues being materially affected due to the COVID-19-induced hit to the economy and government’s commitment to a range of revenue relief measures to help support Queenslanders.

Principle 5 – Target full funding of long-term liabilities such as superannuation and WorkCover in accordance with actuarial advice

This fiscal principle continues to be a central principle for the government’s Charter of Fiscal Responsibility and the associated fiscal strategy and objectives. Despite the impact of the crisis, commitment to this principle will continue through the economic recovery period, and it will continue to be part of the long-term fiscal strategy.

Principle 6 – Maintain a sustainable public service by ensuring that overall growth in fulltime equivalent (“FTE”) employees, on average over the forward estimates, does not exceed population growth

A more subdued rate of population growth in the near term has been brought on by the spread of COVID-19 constraining international and interstate migration to Queensland. Consequently, the average growth in public sector FTEs will exceed population growth. Growth in the health sector continues to be the largest driver of FTE growth. Excluding health and education FTEs, growth in FTEs for the rest of the sector remains lower than population growth.

(f)-35

Table 1 Key Financial Aggregates

(UPF Basis)

	2016-17 Actual	2017-18 Actual	2018-19 Actual	2019-20 Actual
	A$ million
General Government Sector:
Revenue	56,194	58,087	59,828	57,764
Expenses	53,369	56,337	58,843	63,498

Net operating balance	2,825	1,750	985	-5,734
Purchases of non-financial assets	4,620	5,126	5,764	6,291
Fiscal balance	560	-587	-2,207	-9,158

Public Non-Financial Corporations Sector:
Revenue	14,650	13,641	14,256	13,589
Expenses	12,251	11,759	12,587	12,662

Net operating balance	2,398	1,882	1,669	927
Purchases of non-financial assets	2,708	2,509	2,687	3,156
Fiscal balance	2,101	1,785	1,471	306

Non-Financial Public:
Revenue	64,855	66,164	68,329	66,156
Expenses	61,278	64,381	67,368	72,049

Net operating balance	3,577	1,783	961	-5,893
Purchases of non-financial assets	7,291	7,643	8,460	9,467
Fiscal balance	1,050	-658	-2,439	-9,958

Note:    Where applicable, balances have been restated for changes in accounting policies, presentational and timing differences and errors.

Operating Statement

2019-20 Outcome

On a Uniform Presentation Framework (“UPF”) basis, the General Government Sector recorded an operating deficit of A$5,734 million in 2019-20, compared to a restated operating surplus of A$985 million in 2018-19. The global COVID-19 pandemic had a profound negative impact on the 2019-20 net operating balance, with the combined effect of lower revenue due to the downturn in economic activity and a rise in GGS expenses to mitigate the effects of the crisis on businesses, households and industry.

The fiscal balance remained in deficit, increasing from A$2,207 million in 2018-19 to A$9,158 million in 2019-20 mainly due to the impact of COVID-19 on the net operating balance.

Revenue

Meanwhile, revenues decreased 3.45% (or A$2,064 million) in 2019-20, following an increase of 3.0% in 2018-19.

Commonwealth grants are the principal form of revenue for the State, accounting for almost half of budgeted General Government revenue, with taxes contributing around a quarter. Commonwealth and other grants decreased by A$666 million in 2019-20, mainly due to lower GST revenue driven by lower national GST collections following the COVID-19 economic downturn. These falls in revenue were partially offset by the Australian Government funding for health services and the bring forward from 2020-21 grants for on-passing to non-Sate schools and Financial Assistance grants for local councils.

(f)-36

Increased taxation revenue in 2019-20 compared to 2018-19 (A$420 million) was predominantly due to the introduction of a waste levy on landfill and guarantee fees from QIC.

GGS other revenue was A$683 million lower in 2019-20 than in 2018-19, mainly due to the impact on royalties of weaker global demand during the COVID-19 pandemic.

Expenses

Based on actual results, General Government expenses increased by A$4,655 million (7.91%) in 2019-20. Total expenses were A$119 million lower than the 2019-20 estimated actual in the 2019-20 COVID-19 Fiscal and Economic Review, mainly due to lower than expected other operating expenses.

Employee and superannuation expenses were 5.5% higher in 2019-20 consistent with the estimate in the 2019-20 Budget. The increases are mainly in the areas of Health and Education, reflecting the Government’s commitment to revitalizing frontline services.

Grants expenses increased A$2.048 billion in the GGS, mainly due to the transition of disability services to the NDIS (A$499 million), increases in the on-passing of Commonwealth grants for non-state schools (A$386 million) and payroll and land tax rebates and electricity subsidies to businesses (A$550 million) in response to the COVID-19 crisis.

Depreciation and amortization costs increased by A$582 million to A$4.033 billion for the GGS, mainly due to the adoption of AASB16, which brings additional assets onto the balance sheet and results in a reallocation from other operating expenses.

(f)-37

Purchases of non-financial assets and borrowings

Table 2 below provides data on the State’s purchases of non-financial assets and borrowings.

Table 2

Borrowings

(UPF Basis)

	2016-17 Actual	2017-18 Actual	2018-19 Actual	2019-20 Actual
	(A$ million)
Purchases of Non-Financial Assets:
General Government Sector	4,620	5,126	5,764	6,291
Public non-financial corporations sector	2,708	2,509	2,687	3,156
Non-financial public sector[1]	7,291	7,643	8,460	9,467

Borrowings:
General Government Sector	33,240	31,520	32,202	44,267
Public non-financial corporations sector	38,644	37,992	38,707	40,700
Non-financial public sector	71,884	69,511	70,909	84,960

Notes:

(1)

Under present Uniform Presentation Framework arrangements, budget and forward estimate data are not required for Public Financial Corporations, due to the difficulties in preparing robust projections of activity. No capital expenditure is assumed for this sector.

The net worth, or equity, of the State is the amount by which the State’s assets exceed its liabilities. This is the value of the investment held on behalf of the people of Queensland by public sector instrumentalities.

Net worth of the General Government sector for 2019-20 was A$ 193,731 million as at June 30, 2020.

Borrowings in the General Government sector were A$44,267 million at June 30, 2020, A$12,065 million more than in 2018-19. Increases in borrowings reflects the reduction in cash flows from operating activities caused by lower revenues and rise in expenses as a result of the COVID-19 pandemic and COVID-19 balance sheet measures (including payroll tax and land tax deferrals and the Jobs Support Loan Scheme).

Capital Purchases

On a UPF basis, the General Government’s purchases of non-financial assets (i.e. capital expenditure) in 2019-20 was A$6,291 million, A$ 527 million more than occurred in 2018-19.

(f)-38

Forward Estimates

Table 3 below provides a summary of the State’s Forward Estimates on a UPF basis.

Table 3

Key financial aggregates forecasts (Summary) – 2020-21 Budget

	2020-21 Budget	2021-22 Projection	2022-23 Projection	2023-24 Projection
	A$ millions
General Government Sector:
Revenue	56,249	60,504	63,394	66,326
Expenses	64,881	64,806	65,874	67,715

Net operating balance	-8,633	-4,303	-2,480	-1,389
Purchases of non-financial assets	7,572	8,136	8,078	7,762
Fiscal balance	-13,440	-9,085	-6,647	-4,370

Public Non-Financial Corporations Sector:
Revenue	12,607	13,254	13,321	13,745
Expenses	11,981	12,263	12,320	12,486

Net operating balance	626	991	1,002	1,259
Purchases of non-financial assets	3,460	3,674	3,449	3,242
Fiscal balance	-30	322	556	1,003

Non-Financial Public Sector:
Revenue	64,271	68,833	72,064	75,417
Expenses	72,908	72,786	74,152	76,242

Net operating balance	-8,637	-3,953	-2,088	-825
Purchases of non-financial assets	11,032	11,811	11,527	11,004
Fiscal balance	-14,101	-9,404	-6,700	-4,063

Table 4 below provides data on the latest forecasts and projections of the State’s purchases of non-financial assets and borrowings.

Table 4

Borrowings and Purchases of Non-financial assets

(UPF Basis)

	2020-21 Budget	2021-22 Projection	2022-23 Projection	2023-24 Projection
	A$ millions
Purchases of non-financial assets:
General Government Sector	7,572	8,136	8,078	7,762
Public non-financial corporations sector	3,460	3,674	3,449	3,242
Non-financial public sector	11,032	11,811	11,527	11,004

Borrowings(1):
General Government Sector	61,263	72,130	81,605	88,619
Public non-financial corporations sector	40,964	40,964	41,071	41,110
Non-financial public sector	102,220	113,087	122,669	129,723

(1)	Borrowings inclusive of leases, as per AASB 16.

(f)-39